Exhibit 99.2

FOR IMMEDIATE RELEASE

ESGL Holdings Limited Announces Signing of Definitive Share Purchase Agreement with De Tomaso Automobili Holdings Limited

SINGAPORE, March 4, 2025 (GLOBE NEWSWIRE) — ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL” or the “Company”), a leading carbon-neutral, innovative enviro-tech company regenerating spent industrial chemicals into sustainable circular products, and De Tomaso Automobili Holdings Limited (“De Tomaso Automobili”), a luxury automotive manufacturer, and the shareholders of De Tomaso Automobili have signed a definitive share purchase agreement, pursuant to which ESGL has agreed to acquire the entire issued share capital of De Tomaso Automobili in exchange for the issuance of newly issued ordinary shares of ESGL, subject to certain closing conditions being satisfied.

This transaction aims to enhance shareholder value and create a strategic partnership between ESGL and De Tomaso Automobili for future growth.

Strategic Highlights of the Merger:

●	Enhanced Shareholder Value – The parties believe that the transaction will strengthen the financial positioning of both entities, unlocking long-term value for investors and accelerating growth opportunities.

●	Strategic Partnership – The parties believe that the business combination will foster collaboration, combining expertise, resources, and global networks to drive innovation, efficiency and international market expansion.

The transaction has been unanimously approved by the directors of both companies and is expected to close in the second quarter of 2025, subject to necessary approvals and other customary closing conditions.

“By leveraging ESGL’s expertise in low-impact manufacturing, De Tomaso Automobili believes that it can enhance the production of its highly sought after vehicles while further expanding its global market presence,” comments De Tomaso Automobili CEO Norman Choi. “This partnership underscores both companies’ commitment to driving operational efficiency without compromising the craftsmanship and prestige that defines De Tomaso Automobili’s legacy.”

Quek Leng Chuang, CEO of ESGL, added, “This partnership is a strategic step toward delivering long-term value for our shareholders. By strengthening our financial positioning, diversifying our portfolio, and unlocking new revenue streams, we are setting the stage for sustained growth. This transaction accelerates our ability to scale profitably while driving value creation for all stakeholders.”

The material terms of the share purchase agreement and the transactions contemplated thereby (the “Transactions”) were publicly disclosed in a Form 6-K filed by ESGL with the Securities and Exchange Commission (“SEC”) on February 27, 2025.

About De Tomaso Automobili Holdings Limited

De Tomaso Automobili is a renowned Italian high-performance automotive brand, celebrated for iconic models like the Pantera and the P72. With a legacy spanning over 65 years, De Tomaso Automobili remains dedicated to luxury, cutting-edge design, and exceptional performance.

About ESGL Holdings Limited

ESGL Holdings Limited is a Singapore-based carbon-neutral enviro-tech company dedicated to transforming spent industrial chemicals into sustainable circular products. With a commitment to sustainable waste management solutions, ESGL is a leading player in the environmental solutions industry. ESGL conducts all its operations through its operating subsidiary incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Investor Relations Contact:

ESGL Holdings Limited

Investor Relations Department

Email: ir@esgl.asia

Phone: +65 6653 2299

Forward Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this press release regarding ESGL’s and De Tomaso Automobili’s expectations with respect to future performance, the anticipated financial impact of the Transactions, the satisfaction of the closing conditions to the share purchase agreement and the timing of the completion of the Transactions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. A further list and description of risks and uncertainties can be found in documents filed with the SEC by ESGL and other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

No Assurances

There can be no assurance that the Transactions will be completed, nor can there be any assurance, if the Transactions are completed, that the potential benefits of the Transactions will be realized.